Exhibit 23.6

December 27, 2010

Zuoan Fashion Limited

Rooms 213 to 215, Block 8

No. 1150 Luochuan Middle Road

Shanghai 200072, China

Ladies and Gentlemen:

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to the references of my name in the Registration Statement on Form F-1 (the “Registration Statement”) of Zuoan Fashion Limited (the “Company”), and any amendments thereto, which indicate that I have accepted the appointment to become a director of the Company. I further agree that immediately upon the completion of the initial public offering of the Company’s ordinary shares in the form of American depositary shares pursuant to the Registration Statement, I will serve as a member of the board of directors of the Company.

Sincerely yours,

/s/ Jianwei Shen
Name: Jianwei Shen